ANCORA®

THE COMPELLING VALUE CREATION OPPORTUNITY FROM THE IAA-RBA COMBINATION

Prepared by Ancora Alternatives

February 2023

LEGAL DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Ancora Holdings Group, LLC (together with its affiliates, "Ancora") and are based on publicly available information with respect to IAA, Inc. (the Company" or "IAA"), including with respect to its proposed merger with Ritchie Bros. Auctioneers Incorporated ("RBA"). Ancora recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ancora's conclusions. Ancora reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ancora disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ancora herein are based on assumptions that Ancora believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Ancora currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Ancora from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in pen market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Ancora discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Ancora expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Ancora. Although Ancora believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Ancora will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Ancora has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

PLEASE NOTE: This is NOT a proxy solicitation. Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card. Executed proxy cards should be returned according to the Company's instructions.

ABOUT ANCORA ALTERNATIVES

› Ancora Alternatives LLC is the alternative asset management division of Ancora Holdings Group, LLC, which is a diversified investment and wealth management platform overseeing more than $8 billion in client assets based in Cleveland, Ohio.

› Led by James Chadwick, Ancora Alternatives LLC manages approximately $1.5 billion for a diversified group of institutional investors and qualified individual clients.

› The Alternatives team has a track record of using private and, when necessary, public engagement with portfolio companies to catalyze corporate governance improvements and long-term value creation.

› As of the record date for the shareholder votes on the merger, we have an approximately 4% stake in IAA, Inc. (NYSE: IAA) ("IAA") and an approximately 0.5% stake in Ritchie Bros. Auctioneers Incorporated (NYSE: RBA) (TSX: RBA) ("RBA")

Recent Value-Enhancing Engagements

MUELLER

- Accelerated Board refresh with two independent directors
- Formation of Capital Allocation and Operations Committee



- Appointment of three independent directors
- Formation of Capital Allocation Committee

 **C.H. ROBINSON**

- Appointment of two independent directors
- Formation of Capital Allocation and Planning Committee
- Supportive of management transition

KOHL'S

- Appointment of Thomas Kingsbury, current CEO, to Board
- Formalization of Finance Committee

EXECUTIVE SUMMARY

We support the amended transaction for several reasons	› Revised terms provide increased cash considerations for IAA shareholders, less dilution for RBA shareholders and increases the likelihood of a successful closing. › Improved governance with the appointment of seasoned industry veteran Timothy O'Day and experienced investor Jeffrey Smith from Starboard. › Combined company's management and Board of Directors (the "Board") will have the necessary experience, skillsets and backgrounds to oversee integration efforts and drive synergy realizations for investors.
We believe the amended transaction represents a clear and viable path to enhanced value creation for all stakeholders	› Management team under CEO Ann Fandozzi is exceptionally qualified to realize benefits, synergies and long-term value creation opportunities for all stakeholders. › Company has the right Board to lead IAA's next chapter and support management's vision. › Ancora believes there are additional opportunities for revenue and cost synergies over and above those already identified by IAA and RBA. › IAA-RBA combination has the potential to drive significant value creation, potentially doubling RBA's current share price over the next 12-24 months. › Heavy equipment and salvage vehicle markets are both counter-cyclical, asset light businesses that are experiencing secular growth.
Luxor, which appears to be masquerading as an activist, seems to be misaligned and misinformed	› Luxor's stated focus on the "Best Interest of Shareholders" appears insincere. › Ancora questions whether Luxor is shorting IAA to benefit from IAA share declines if the merger fails. › Luxor's campaign is grounded in flawed analysis and irrelevant arguments and demonstrates a fundamental misunderstanding of IAA and the broader sector. › Analysis appears to demonstrate a lack of effective diligence by Luxor and woefully overlooks the unintended consequences of killing a deal that could destabilize the remaining company's leadership team.

RBA Value Opportunity



We believe the IAA-RBA combination has the potential to drive significant value creation – unlocking 100%+ in share price upside over the next 12-24 months

(1) FactSet RBA closing price on 2/7/2022
(2) Company Filings, includes only $120mm of Cost Synergies out of an ~$200mm Total Cost Synergies (RBA Cost Synergies $100-$120mm, Ancora Cost Synergy Estimate ~$80mm)
(3) Company Filings, Mid-point of Revenue Synergies (IAA Domestic Sales, RBA GTV Growth, IAA Whole Car Sales, Incremental Salvage Markets), Low-end Revenue Synergy (IAA International Sales)

(4) Company Filings, Mid-point of Revenue Synergies (Financing and Parts and Services)
(5) Proforma Valuation of 15x 2024 EBITDA (FactSet - Avg. RBA NTM EBITDA During Ann's Tenure 18.2x, Avg. IAA NTM EBITDA Multiple Since Spin 16.2x, Avg. CPRT NTM EBITDA Multiple Since IAA Spin 21.7x)
(6) Ancora Estimate, 24-month Proforma Price Target assumes fully diluted share count of ~188mm shares, FCF in 2023 and 2024 of $375mm and ~$1.0b, and net debt of ~$1.45b exiting 2024

I. WHY WE SUPPORT THE AMENDED IAA-RITCHIE BROS. TRANSACTION

WHY ANCORA SUPPORTS THE PROPOSED MERGER OF IAA AND RBA

KEY REASONS	Additional Details
Constructive Shareholder Engagement Resulted in Improved Deal Terms Ancora's settlement with IAA followed months of productive, private discussions with each company's leadership team to provide feedback. Ancora always supported the decision to sell IAA and is pleased to support the revised transaction, which now positions shareholders to benefit from a material improvement in cash consideration while retaining strong participation in the combined company's increased earnings power.	Revised terms of the deal include: • Increased cash consideration for IAA shareholders. • Special one-time dividend to RBA shareholders. • Starboard Value investment and Board representation. • Ancora-identified Board member – Timothy O'Day.
Talented Management Team Interactions with Ms. Fandozzi and Eric Jacobs, and industry research on Jim Kessler has given Ancora increased confidence that the merger will likely create meaningful long-term value for both IAA and RBA shareholders.	• We believe Ms. Fandozzi can execute on RBA's business strategy while restoring IAA's valuable business in the duopoly salvage auction industry.
Significant Revenue Synergies Ancora agrees with RBA's estimates that revenue synergy opportunities can yield $250 to $780 million of EBITDA – and sees additional opportunities for RBA to gain market share and drive value.	• **High-impact opportunity to win back business and gain market share** through RBA management's existing relationships with IAA's significant customers. • **IAA's excess yard capacity and RBA's satellite yard strategy** has significant potential and will provide material margin lift. • **Whole car auction opportunity** will begin generating revenue after expiration of KAR noncompete in June 2024.
Cost Synergy Guidance is Conservative We believe these targets are likely achievable within 12 months.	• Ancora estimates ~$80 million of additional synergies at IAA yard level based on cost, efficiency and productivity improvements.
IAA Optimization Opportunity With key enhancements, Ancora anticipates IAA and RBA shareholders will be rewarded with meaningful improvement in valuation over next 12-24 months.	• Address cost structure. • Improve customer satisfaction. • Win new business.

We believe the amended transaction will result in long-term value creation for RBA shareholders

ANN FANDOZZI IS THE RIGHT LEADER FOR RBA AND IAA

› Since joining as RBA's Chief Executive Officer in January 2020, Ms. Fandozzi has improved every relevant financial metric over her tenure, including gross transaction value, revenue, EBITDA, EBITDA margin and earnings per share – successfully leading the company through the tumultuous COVID-19 pandemic.

› Ancora believes that Ms. Fandozzi's previous experience serving as the Chief Executive Officer of ABRA Auto Body & Glass – a leading U.S. auto body repair company – will serve her well in successfully integrating IAA into RBA's business.

› ABRA's primary end customer includes auto body insurers, which has provided Ms. Fandozzi a strong foundation of relationships with top insurers and a deep understanding of their expectations. Ancora believes this will likely result in additional market share wins for the combined company in the salvage vehicle space.



RBA Total Shareholder Returns over CEO Ann Fandozzi's Tenure
January 3, 2020 to February 7, 2023

$65.09

$42.98

RBA shares have returned an average annual rate of 14.3% over Ms. Fandozzi's tenure, which is +409 basis points greater than the S&P 500's total return of 10.2% over the same time period.

> **We are very confident in Ms. Fandozzi's vision for the combined company and her ability to realize the full extent of benefits, synergies and long-term value creation opportunities for all stakeholders**

Source: FactSet. Total Shareholder Returns data runs through close of trading on February 7, 2023 and includes dividends reinvested.

RBA MANAGEMENT TEAM IS EXCEPTIONALLY QUALIFIED TO LEAD IAA'S NEXT CHAPTER

› Following the announcement of the merger between IAA and RBA, Ancora had the opportunity to engage with RBA management about the contemplated transaction. Ancora also performed additional diligence on Ms. Fandozzi with industry professionals who provided highly favorable recommendations about her ability as a leader and operator. **Through these discussions, Ancora was able to gain comfort around management's ability to execute on a value creation strategy at IAA.**

  › We believe RBA's views and strategy are consistent with the strategy that Ancora has advocated for with IAA over the course of our engagement.

› The RBA leadership team supporting Ms. Fandozzi is exceptionally qualified to adequately integrate IAA, execute on revenue and cost synergies available, and continue driving results in the global used equipment market.

  › **Eric Jacobs** recently joined as Chief Financial Officer of RBA and has experience in public accounting, corporate law, and was the prior CFO of two public companies. As CFO of Dealertrack (NASDAQ: TRAK), he helped grow revenue from $250 million to over $1 billion and ultimately sold the Company for $4 billion to Cox Automotive in 2015. Mr. Jacobs has been involved in 40 acquisitions during his career, serving in various roles and focusing his time on integration.

  › **James Kessler** is President and Chief Operating Officer at RBA and has an exceptional reputation, which has been corroborated by our contacts in the industry. Similar to Ms. Fandozzi, Mr. Kessler was the COO at ABRA from 2017 to 2019, providing him a strong foundation of relationships with top insurers and a deep understanding of their expectations.

Combined Company Leadership Team					
	Insurance / Auto Industry Experience	Preexisting Relationships with Key Insurance Companies	M&A / Transaction Integration Experience	Operations Experience	Digital Strategy / E-Commerce Experience
Ann Fandozzi *CEO*	✔	✔	✔	✔	✔
James Kessler *President/COO*	✔	✔	✔	✔	
Eric Jacobs *CFO*	✔	✔	✔		✔

Source: Company Filings

RBA Will Have the Right Board to Lead IAA's Next Chapter

› Ancora believes the combined company's Board of Directors will have the right experience, skillsets and backgrounds to oversee the integration efforts and drive synergy realization for all stakeholders.

› As part of the amended agreement, Ancora nominee Timothy O'Day and Starboard representative Jeffrey Smith will join the Board, bringing investor-aligned perspectives and corporate enhancements to the boardroom.

› Mr. O'Day has significant experience in collision repair and glass repair across the automotive industry, and has served as CEO of Boyd Group Services (TSX: BYD), one of the largest automotive collision repair, glass repair and glass replacement companies in North America, since 2020.

› Mr. Smith has worked with more than 50 different public companies to improve operations, strategy and corporate governance for the benefit of shareholders.

› Directors slated to serve on the reconstituted Board possess valuable experience and skillsets that include M&A and transaction integration experience, strategic planning and operational expertise, and insurance, automotive and equipment industry experience.

› **Ancora believes the reconstituted Board will be well-suited to support management through this critical period and position the combined company for long-term shareholder value creation.**

Additions to the Combined Company Board*				
	Insurance / Automotive / Equipment Industry	M&A / Transaction Integration	Strategic Planning	Operations
Timothy O'Day	✓	✓	✓	✓
Brian Bales	✓	✓	✓	✓
William Breslin	✓		✓	✓
John Kett	✓	✓	✓	✓
Michael Sieger	✓		✓	
Jeffrey Smith	✓	✓	✓	✓

Starboard Value Representative | Ancora Nominee

*One of the four IAA director nominees will not join the combined company Board and will be handing their board seat to Mr. O'Day. IAA plans to disclose this determination prior to the special meeting.

Source: Company Filings

ANCORA SEES MATERIAL REVENUE SYNERGIES AND OPPORTUNITIES FOR RBA-IAA

Opportunity	Description	Potential Drivers of Estimated EBITDA Opportunity Range ($mm)	
Announced Cost Synergies	• Removal of duplicative costs and functions across combined company	$100	$120
Grow Domestic IAA Sales	• Differentiated offerings and enhanced CAT resources drive incremental volumes	$75	$200
Grow International IAA Sales	• Leverage RBA international presence to allow for more rapid expansion	$40	$150
Grow RBA GTV	• Drive incremental GTV growth utilizing excess capacity at IAA yards	$40	$125
Financing	• Deploy RBFS salesforce into IAA customers to drive incremental attachment of financing solutions	$25	$100
Parts and Services	• Leverage learnings from existing RBA offerings to drive increased services attachment rates at IAA	$20	$75
Whole Car Sales	• Capture portion of used whole car auction market using existing IAA systems and processes	$25	$70
Incremental Salvage Markets	• Gain access to salvage commercial equipment inventory through IAA carrier and fleet relationships	$25	$70
Total Estimated Potential EBITDA Opportunity		**$350**	**~$900**

Additional opportunities Ancora sees for RBA-IAA to gain market share and drive value:

✓ Winning new customers and winning back customers.

✓ Regaining lost business from GEICO and American Family (estimate loss of GEICO salvage vehicles equates to $125 million of annual EBITDA alone).

✓ Providing key relationships with insurance customers and increased CAT response capabilities enhances ability to gain market share at Copart's expense.

✓ Secular growth nature of the salvage vehicle market will only appreciate as vehicles become more complex, more expensive to repair and total loss ratios continue to accelerate.

✓ Cost, productivity and efficiency improvements at the IAA yard level.

Ancora agrees with RBA's estimates that revenue synergy opportunities can yield $250 to $780 million of EBITDA – and sees additional opportunities for the combined company to gain market share and drive value

Source: Ritchie Bros.' Acquisition of IAA: Investor Update Presentation (January 23, 2023)

ANCORA BELIEVES COST SYNERGY TARGETS ARE CONSERVATIVE

Opportunity	Key Components	Estimated Sizing ($mm)
Human Capital and Public Company Costs	Executives Incentive Compensation Public Company Costs	$44-53+
Finance & Technology	Business Technology Finance	$27-33+
Back-Office Consolidation	HR Marketing Legal	$14-17+
Indirect G&A	Procurement IT Licenses	$8-9+
Other	Real Estate Efficiencies Other	$7-8+
	Estimated Total	**$100-120+**

Ancora believes reducing corporate overhead, rationalizing duplicative headcount and improving yard operations from a cost, efficiency and productivity standpoint could yield cost initiatives that are nearly double RBA's forecast

Ancora believes RBA's cost targets are conservative and therefore likely achievable within the next 12 months, given the following highlights:

✓ ~ $100 million of the cost initiatives appears to be public company and duplicative function related.

✓ IAA's U.S. SG&A expense has increased approximately $75 million from IPO to LTM September 30, 2022. IAA's LTM SG&A margin is ~400bps higher than CPRT.

✓ **Ancora diligence indicates there is ~$80 million of cost, productivity and efficiency improvements at the IAA yard level that can be accomplished in next 12-18 months.**

  ✓ Strained legacy costs from live physical auction philosophy and culture at IAA.

  ✓ Far less centralized decision making at yard level than CPRT which allows for cost slippage on towing, marketing and yard expenses.

  ✓ Opportunity to evaluate using more part time work at yard level – emulate CPRT model where Company has nearly twice as many yard level employees but meaningfully better profitability.

    ✓ IAA SG&A per employee is significantly higher than CPRT.

    ✓ Opportunity to overhaul compensation structure through equity incentives vs. up front cash compensation.

Source: Ritchie Bros.' Acquisition of IAA: Investor Update Presentation (January 23, 2023)

IAA OPTIMIZATION AND BEYOND: VALUE CREATION OPPORTUNITY WHEN FIXED



RBA Current Stock Price[1]	$62.00
Cost Synergies[2]	$9.59
IAA / RBA Sales Opportunities[3]	$28.37
Ancillary Services[4]	$8.79
Valuation Uplift[5]	$20.54
Proforma RBA Stock Price[6]	$129.78

We believe the IAA-RBA combination has the potential to drive significant value creation – unlocking 100%+ in share price upside over the next 12-24 months

(1) FactSet RBA closing price on 2/7/2022
(2) Company Filings, includes only $120mm of Cost Synergies out of an ~$200mm Total Cost Synergies (RBA Cost Synergies $100-$120mm, Ancora Cost Synergy Estimate ~$80mm)
(3) Company Filings, Mid-point of Revenue Synergies (IAA Domestic Sales, RBA GTV Growth, IAA Whole Car Sales, Incremental Salvage Markets), Low-end Revenue Synergy (IAA International Sales)
(4) Company Filings, Mid-point of Revenue Synergies (Financing and Parts and Services)
(5) Proforma Valuation of 15x 2024 EBITDA (FactSet - Avg. RBA NTM EBITDA During Ann's Tenure 18.2x, Avg. IAA NTM EBITDA Multiple Since Spin 16.2x, Avg. CPRT NTM EBITDA Multiple Since IAA Spin 21.7x)
(6) Ancora Estimate, 24-month Proforma Price Target assumes fully diluted share count of ~188mm shares, FCF in 2023 and 2024 of $375mm and ~$1.0b, and net debt of ~$1.45b exiting 2024

II. THE AMENDED TRANSACTION IS A CLEAR PATH TO LONG-TERM VALUE CREATION FOR ALL SHAREHOLDERS

IAA AND RBA: BETTER TOGETHER

Countercyclical Industries	• IAA and RBA have performed well in previous downturns, highlighting resiliency of the salvage vehicle and heavy equipment industries. • Consumers typically drive used cars longer during recessionary environments leading to insurance carriers being more inclined to deem accidents total losses, which supports industry unit growth. • Economic slowdowns typically lead to increased heavy equipment disposals as customers seek liquidity.
Secular Growth	• The salvage vehicle market should experience mid-high single digit growth trends for many years. Catastrophic events, increased total loss claims, more vehicles on the road, age of the car parc and miles driven all indicate more vehicles for the salvage vehicle industry. • RBA's gross transaction volumes should experience high single-digit to low double-digit growth over the next five to seven years, while its ancillary services revenue should compound at low double digits-high double digits rates over that period.
High Barriers To Entry	• IAA and RBA have amassed significant real estate footprints in every major metropolitan city in the U.S. • Replicating this network would be incredibly challenging and expensive given zoning, EPA regulations and land availability.
Complementary, Attractive Business Models	• IAA and RBA have similar business models – they are highly complementary businesses that operate in adjacent verticals. • +90% of IAA revenue is on consignment model, so there is limited inventory or remarketing risk. • Asset light business models with significant free cash flow generation and high returns on capital.

Ancora Alternatives LLC

15

Source: Ancora, Company Filings

THE HEAVY EQUIPMENT AND SALVAGE VEHICLE MARKETS ARE RESILIENT AND EXPERIENCING SECULAR GROWTH

Counter-Cyclical: Resiliency Through Multiple Cycles

› Heavy equipment and salvaged vehicle markets are counter-cyclical. Both IAA and RBA have performed well in previous economic downturns.

› IAA benefits from consumers still driving during recessions, and a propensity to delay a new purchases and instead retain an older vehicle. An older car parc results in insurance carriers deeming more vehicles as total losses compared to paying for repair.

› Economic downturns typically lead to the disposition of heavy equipment in the mining, oil and gas, transportation and construction industry as customers seek liquidity from RBA's auctions.

Secular Growth

› The U.S. car parc, representing all registered vehicles within the U.S., has grown from 249 million vehicles in 2013 to 284 million vehicles in 2021, or a 13.9% growth rate. During the great financial crisis vehicles' miles driven only declined 2.9% from peak to trough.

› Auction prices for heavy equipment have increased due to supply issues. RBA has continued to roll out ancillary services, like inspection reports, that should help drive returns when volumes pick up. RBA has the opportunity to really drive higher attachment rates with its ancillary services.

Historical IAA Revenue & Operating Profit



Growing Car Parc (millions of vehicles)



Source: Ancora, Company Filings

IAA AND RBA OPERATE IN MARKETS WITH HIGH BARRIERS TO ENTRY AND HAVE COMPLEMENTARY, ATTRACTIVE BUSINESS MODELS

Market Insulated by High Barriers to Entry

› The salvage vehicle industry has several attributes that insulate the industry from new participants entering the market, including: deep customer relationships with insurance carriers, a scaled network of global buyers, complexity of navigating regulatory title processes across 50 states and multiple countries, and, most importantly, the real estate network.

› The real estate piece of the equation is nearly impossible to replicate given the cost associated with attempting to acquire the real estate needed to compete and the fact that IAA and RBA have 40-year and 65-year respective head starts.

› IAA has 210 U.S. locations which are permitted and zoned for regulatory purposes. RBA has 64 U.S. locations.

Highly Complementary, Attractive Business Models

› IAA's asset light business model has limited inventory and re-marketing risk. It requires minimal working capital , resulting in high free cash and ROIC.

› RBA's asset light model derives 65% of its revenue from auctions and marketplaces, 20% from ancillary services and 15% from at-risk inventory sales.

› In fiscal year 2021, IAA generated free cash flow of $323 million and returns on invested capital equivalent to 19%. RBA generated free cash flow of more than $250 million over the same period with an ROIC of 12.3%.[1]

› RBA is the leader in the global used equipment market, which has ~$300 billion of gross transaction values annually. Auction channels account for about 10% of that market and RBA has an 18% market share.

IAA and RBA North American Locations



Combined Historical Sales



Source: Company filings, (1) Ancora estimate



Ritchie Bros. Shareholders Will See Substantial Benefits from The Merger

Ancora believes the IAA-RBA transaction will unlock earnings growth, share price gains, scale and new markets

✓ **Up to $900 Million in EBITDA Growth**
Combined company will grow IAA's sales domestically and internationally, improve RBA's gross transaction value, financing, parts and service attachments, and give access to whole car sales and the lucrative salvage market.

✓ **Share Price Gains**
Cost synergies, growth opportunities and operational enhancements through merger are expected to deliver between *$21 and $61 a share in incremental value*. Stock re-rating could add another $5 to $15 a share.

✓ **Improved Governance**
Addition of seasoned veteran Mr. O'Day and experienced investor Mr. Smith to the Board will improve stewardship of the Company and support management's vision.

✓ **Immediate Value**
RBA shareholders will receive a one-time, pre-closing dividend of roughly $120 million. Synergies will begin right after close and reach annual run-rate by end of 2025.

✓ **Increased Real Estate Footprint**
Combination enhances RBA's satellite yard coverage with IAA's highly attractive network of real estate that includes more than 210 locations and 10,000 acres of capacity.

We believe the combination will deliver sizable benefits and accelerate management's growth plans

Source: Ancora, Company Filings

THIRD PARTY SUPPORT FOR THE DEAL HAS HIGHLIGHTED ITS STRATEGIC VALUE OPPORTUNITY

 *Is this move a bad one? **We think not**. Salvage auctions are our preferred area to find value in the 2023 and 2024 auto ecosystem…we see the **salvage business being one of the more consistent but fast-growing segments of the auto retail market for the next few years**…"*

 NORTHCOAST RESEARCH
John Healy[1]
November 14, 2022

 *Having examined the deal more closely, we have made a complete U-turn; to us, the **deal offers strategic opportunities for RBA/IAA that are unique to this combination**: for RBA, IAA adds scale and complementary capabilities to accelerate its growth strategy; for IAA, RBA facilitates a reversal in its market share loss… **We dug in. And, we dig it**."*

Scotiabank
Michael Doumet[2]
December 5, 2022

 *__We see a path to $100__ [for RBA] over the next several years if management executes well. **We like what RBA brings to IAA… and what IAA brings to RBA**…we believe the company's $100-$120 million cost synergy projection is credible."*

 NORTHCOAST RESEARCH
Norm Siegel[3]
January 27, 2023

 *__We're broadly positive on [the deal]__ … **We've got a lot of confidence in Ann**. We think based on her success and her strategic initiatives that she put in place already, that she deserves the opportunity to execute on this."*

EAGLE | Asset Management
Eric Mintz[4]
January 30, 2023

 *IAA and Ritchie are **ripe with synergies**, […] Additionally, both Ritchie CEO Ann Fandozzi and COO Jim Kessler know the automotive business very well […] Now, in addition to operational synergies through the merger, **IAA gets a top management team with experience in the industry who would be an excellent team to oversee the turnaround and integration of IAA**."*

 CNBC
Ken Squire[5]
February 4, 2023

1. John Healy, *IAA RBA: Heads you win, tails you win? – Upgrading RBA to buy with a $65 target*, Northcoast Research, November 14, 2022.
2. Michael Doumet, *Reacting Positively to the Negative Reaction: Upgrading to SO,* December 5, 2022
3. Norm Siegel, *Highlighting our Ritchie Bros. [Buy, $72 PT] upgrade post IAA acquisition announcement…A top 2023 recommendation with substantial upside...*, January 27, 2023
4. Reuters, Investors split over Ritchie Bros' $7 bln bid for Janus joins Luxor IAA
5. CNBC, Starboard Value takes a stake in Ritchie Bros. How amicable activism may come into play





RBA Shareholders Have Expressed Excitement For The Deal

"So, it's an incredible marketplace, the salvage car marketplace…. We've had a significant number -- three major shareholders enter the stock since we started telling the story. ***They will be three of the top ten (and are) very excited about the potential this combination will bring…. We have spoken to our shareholders, and they are so excited about the revenue opportunities.*** *Literally the only question I've been asked for the last two and a half days –* ***how quickly can you bring these to be?"***

RITCHIE BROS. Auctioneers
DOW +10
MAD MONEY
RITCHIE BROS. AUCTIONEERS (RBA)
Gold COMEX (Feb'23) 1949
American Airlines (AAL) 16.45 ▲0.43
Cassava Sciences Inc (SAVA)
6:42p

Ann Fandozzi, CEO of Ritchie Bros

January 25, 2023

RITCHIE BROS.

Source: CNBC, Watch Jim Cramer's full interview with Ritchie Bros CEO Ann Fandozzi.

III. REBUTTING LUXOR'S BASELESS CLAIMS WITH DATA AND FACTS

LUXOR APPEARS TO BE MASQUERADING AS AN ACTIVIST, AS EVIDENCED BY ITS MISINFORMED ANALYSIS AND SEEMINGLY MISALIGNED INTERESTS



It is hard to take Luxor seriously when its actions and analysis reflect the work of an *activist imposter*

Source: www.LuxorCap.com; Google Images.

LUXOR'S STATED FOCUS ON THE "BEST INTEREST OF RBA SHAREHOLDERS" SEEMS INSINCERE

› After Luxor claimed to be concerned about the merger permanently impairing the value of its investment, the firm took the seemingly counterintuitive step of more than doubling its Ritchie Bros. equity position.
  › As this was occurring, short interest in IAA was increasing in parallel.
› We question whether Luxor has chosen to fight the merger because it wants to profit off of a short position in IAA – not protect Ritchie Bros.
› **Based on the data below, since the deal was first announced on November 7, 2022, we suspect that Luxor and its affiliates, may have been, or may be currently short IAA to benefit from IAA's shares declining upon a failed merger.**
› If our concerns are misguided, Luxor and its affiliates can confirm it has not been using any transactions or instruments to short IAA (directly or synthetically).

Luxor's Ritchie Bros. Shareholdings vs. IAA Shares Shorted (in millions)

Date	Luxor Shares	IAA Shares Short
11/07/2022	1.95	3.18
11/14/2022	3.54	3.24
11/22/2022	3.77	3.24
12/08/2022	3.87	3.54
12/15/2022	4.21	4.47
12/23/2022	4.21	4.47
1/30/2023	4.71	5.08
Total Change	2.76	1.91
% Change	**141.6%**	**60.1%**



Ancora Alternatives LLC

Source: Company filings, CapIQ



LUXOR'S CLAIM: MASSIVE VALUE DESTRUCTION

LUXOR CAPITAL

LUXOR CAPITAL GROUP, LP
1114 AVENUE OF THE AMERICAS, 28TH FL
NEW YORK, NY 10036
TEL: 212 763 8000
IR@LUXORCAP.COM

December 16, 2022

Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC V5J 0C6 Canada
Attn: Board of Directors

"RBA risks permanent destruction of billions of dollars in shareholder value, as evidenced by the market's reaction to the announcement of the IAA Merger."

1) **RBA risks permanent destruction of billions of dollars in shareholder value, as evidenced by the market's reaction to the announcement of the IAA Merger.**

The 18% decline in the Company's closing share price upon announcement of the IAA Merger on November 7, 2022 underscores RBA investors' clear distaste for the proposed transaction. As RBA exceeded sell-side expectations for Q3 2022 across all metrics, including exceeding consensus sell-side EBITDA expectations by 20%, and offered a strong outlook for Q4 2022, the underperformance of its share price in reaction to the IAA Merger is likely over 25%, implying >US$1.8bn of value destruction.[1] Subsequent improvement in RBA's share price has essentially matched that of the broader market, despite aggressive campaigning by RBA's management and additional presentation materials that were published to 'pitch' the IAA merger.

In our conversations with other significant RBA shareholders, not a single one has expressed support for the IAA Merger. If the IAA Merger is voted down by the Company's shareholders, we would expect RBA's shares to trade at ~US$71 in the near-term given the strong performance of the Company's business, the performance of the S&P 500 (up 3.6% since November 7), and the Company's unaffected share-price of

THE FACTS

› At this point, Ritchie Bros.' share price is essentially unaffected by the transaction announcement – meaning Luxor's hyperbolic and reactionary claim should be dismissed.

RBA Share Price Recovery
November 7, 2022
IAA-RBA Transaction
Announced
January 23, 2023
Amended Agreement Announced
$68.00
$66.00
$64.00
$62.00
$60.00
$58.00
$56.00
$54.00
$52.00
$50.00
10/3/2022
10/10/2022
10/17/2022
10/24/2022
10/31/2022
11/7/2022
11/14/2022
11/21/2022
11/28/2022
12/5/2022
12/12/2022
12/19/2022
12/26/2022
1/2/2023
1/9/2023
1/16/2023
1/23/2023
1/30/2023

› Given where Ritchie Bros. is trading today following the amended transaction terms, we are forced to wonder whether Luxor has ulterior motives that are driving its self-serving campaign.

Source: Luxor Capital Issues Open Letter to Board of Ritchie Bros. on Ill-Advised Proposed Acquisition of IAA

Luxor Demonstrates A Fundamental Misunderstanding of IAA

<u>LUXOR'S CLAIM</u>: MARKET SHARE DECLINES	**THE FACTS**



LUXOR CAPITAL
attention and focus to fully execute across each of these opportunities if management must direct time and resources towards integrating and managing IAA, which is in dire need of redress.
6) IAA is a severely challenged business requiring a multi-faceted and likely expensive turnaround to prevent continued lo... rs, declining service levels and deteriorating earnings.
"IAA has lost a stunning ~25% of market share in the last six years."
"Moreover, based on our research, it appears that State Farm has begun discontinuing business with IAA in multiple states in the last few months, first in the Midwest and more recently in the South"
"Copart's market share gains show no signs of abating, and, in fact, appear to be accelerating."
and DEPS ... shares to trade down significantly, further highlighting the growing contrast in business performance, valuation, and trading multiples between RBA and IAA, if it were not for the announcement of the IAA Merger. Likewise, RBA shareholders and all other market participants would have had far greater visibility regarding the true premium embedded in the proposed transaction.
7 Based on YipitData beginning in November 2016.
8 Source: YipitData.
9 On RBA's November 7, 2022 earnings call, RBA CEO, Ann Fandozzi used the word, or variations of, "diversification" seven times with respect to the justification of the IAA Merger.
10 Reported DEPS of US$0.45 as compared to consensus of US$0.50.

- IAA is forecasted to grow revenue and EBITDA more than Copart over the next two years. IAA revenue growth of 8.6%(1,4) and 10.1%(1,4) vs. Copart growth of 7.6%(2,4) and 7.3%(2,4) in 2023 and 2024. IAA's EBITDA growth of 8.0%(1,4) and 12.8%(1,4) vs Copart 5.3%(2,4) and 10.2%(2,4) in 2023 and 2024.
- IAA's capital light model helps drive ROIC, and a leasing model should drive higher returns than a purchase model.
- Although the loss of GEICO has had a profound effect on IAA, U.S. unit growth is +7.5%(3,4) (ex-GEICO), whereas Copart's U.S. growth ex-GEICO is 3.5%(3,4) (LTM Dec '22 vs LTM Sep '18), and IAA has actually slightly gained market share ex-GEICO. Far from collapsing, ex-GEICO, IAA LTM U.S. year-over-year unit growth is 9.5% (as of Sep '22) (1), and organic growth since the spin from KAR is 11%(1).
- Our due diligence indicates Copart's service levels are declining after absorbing GEICO's business, representing an opportunity to capitalize on pre-existing relationships with customers to take business back.
- The suggestion that IAA is on the verge of losing another top customer is a highly misleading conjecture. One of the three states highlighted by Luxor was actually New Mexico which accounted for a change in only a couple hundred unit sales. To the contrary, State Farm actually grew unit sales with IAA in 11 of 12 months of 2022 and overall year-over-year.(3)

Source: Luxor Capital Issues Open Letter to Board of Ritchie Bros. on Ill-Advised Proposed Acquisition of IAA (1) Company Filings, (2) CapIQ, (3) Yipitdata, (4) Ancora estimate



Luxor Demonstrates A Fundamental Misunderstanding of IAA (Cont.)

<u>LUXOR'S CLAIM</u>: COSTLY TURNAROUND	**THE FACTS**

LUXOR CAPITAL

<u>Where We Are in The Cycle</u>

Recently, both RBA and IAA have weathered a slowdown in the volume of units flowing through their marketplaces that was offset by higher asset prices. This has been sparked by the pandemic and the semiconductor shortage in 2021-2022 restricting the production of new cars and new equipment, which greatly affected the respective ecosystems. This similarity of events has led to a misconception that RBA and IAA are in similar parts of the cycle. Although such parallels exist with respect to the dynamics behind the volume and price of units transacted, the economic outlook differs considerably.

In the case of the salvage industry, average selling prices ("ASPs") are currently tracking ~60% above their 2019 levels, which drives material increases to revenue per vehicle since revenue is largely earned as a commission on the total transaction value. This additional revenue is generated with practically no incremental cost and has driven improved unit economics for IAA. As volumes recover and prices decline and/or normalize, as industry participants expect to eventually happen, this will materially reduce the revenue per vehicle IAA earns and consequently compress their margins and earnings power. This will be further exacerbated by the inflationary environment that will drive up IAA's lease expenses, and in

"IAA Requires Significant Capital to Have a Chance at Stabilizing Market Share Losses"

<u>IAA Overview</u>

IAA Requires Significant Capital to Have a Chance at Stabilizing Market Share Losses

IAA is a far lower quality business than RBA, thereby creating an entirely unnecessary level of erosion in business quality for RBA if the IAA Merger is consummated. Even more troubling, RBA management is either unaware of, or has willfully chosen to avoid disclosing, the level of investment and other resources necessary to (a) reverse the ongoing trend of acute and accelerating market share loss at IAA and (b) address structural disadvantages arising from IAA's focus on capital efficiency and failure to re-invest in their business.

Contrary to RBA's attempts to frame IAA in a different light in its materials and discussion with RBA investors, IAA is well known to investors and analysts involved with the salvage auction space as a turnaround in need of investment.

› IAA has spent the past several years investing in real estate by adding over 1,100 useable acres to its real estate footprint, which resulted in growing acreage by 24% and increasing its geographic coverage to 210 locations. These investments leave ample room for volume growth.

› In terms of investing in towing assets, the salvage industry has historically outsourced towing because there had been sufficient third-party supply. Copart, for example, only owns a small portion of its towing supply. Even if the decision was made to invest in towing equipment and drivers, the investment will not require significant capital.

› Combination will help accelerate RBA's growth trajectory as RBA will now have the opportunity to attach portfolio of ancillary services to IAA's 2.3 million (and growing) units, while using excess capacity in IAA yards for RBA equipment.

› Integration Management Office (IMO) will lead the IAA integration efforts – IMO stakeholders will represent less than 1% of RBA staff.

Source: Luxor Capital Issues Open Letter to Board of Ritchie Bros. on Ill-Advised Proposed Acquisition of IAA

Luxor Reveals A Lack of Sector Knowledge

<u>LUXOR'S CLAIM</u>: LACK OF INDUSTRIAL LOGIC	**THE FACTS**



LUXOR CAPITAL

US$62.32[2]. As discussed herein, RBA is an outstanding or 'A+' business whose intrinsic value is over US$120 per share according to our estimates, and if allowed to continue compounding EBITDA at 20% per year as a standalone entity, we believe shareholders can look forward to outsized multi-year returns if the IAA Merger is voted down by the Company's shareholders. However, if the IAA Merger is consummated, we believe the Company may lose focus and stray from the positive growth and momentum it is currently experiencing, and that shareholders will miss an opportunity for significant returns.

2) **<u>The IAA Merger would severely erode RBA's business quality and lacks compelling industrial logic.</u>**

By every indication for [illegible] investors, IAA is a distinctly inferior business to RBA, and a combination would [illegible] RBA's trading multiple. IAA is not a "proven leader" as stated [illegible]

"The IAA Merger would severely erode RBA's business quality and lacks compelling industrial logic."

3) **<u>RBA's shares are dramatically undervalued and should not be used as an acquisition currency at this time.</u>**

On a standalone basis, RBA is trading at a ~6.5% forward Free Cash Flow ("FCF") yield and <12x 2023 EBITDA, in contrast to global peers with inferior long-term growth prospects trading at 3 – 4% FCF yields and >20x 2023 EBITDA.[4] We believe RBA's shares are currently worth more than US$120 per share, or ~100% higher than the pre-announcement trading levels. Similarly, ***a discounted cash flow ("DCF") analysis (discussed below and included in the Appendix attached hereto) predicated on RBA's own financial targets for 2023 – 2026, indicates that RBA's shares are worth well over twice their value prior to the announcement of the IAA Merger.***

[2] $62.32 was the closing price as of November 4, 2022 the last trading day prior to the IAA Merger being announced. US$62.32 * 1.1 (representing 10% move from EBITDA beat) * 1.036 (representing 3.6% move with the S&P500) = US$70.99.

[3] RBA CEO, Ann Fandozzi, on the November 7, 2022 RBA earnings call, "Entering the large vehicle market with a proven leader."

- Despite claims that the merger would erode RBA's business by Luxor, IAA has higher LTM EBITDA margins and has generated higher ROIC's historically than RBA. LTM EBITDA margins of 25.3%(1) for IAA vs. 21.7%(1) for RBA while IAA's ROIC(2) in 2019, 2020, and 2021 were 19.6%, 17.5%, and 19.2% vs. RBA's ROIC(2) in 2019, 2020, 2021 were 11.5%, 13.3% and 12.3%.
- Cost synergies and revenue opportunities have the potential to create $350 million to $900 million in incremental EBITDA, or between $21 and $61 a share.
- The salvage vehicle industry is consistent and stable considering ~6 million vehicles are salvaged each year. Salvage auctions will be a source of major value over the next decade as loss ratios revert to historical levels, cost of vehicle repairs continue to increase and increased vehicle complexity leads to more salvage vehicles.
- Both companies are countercyclical businesses, and as such, can offset price declines as volume increases. Volume increases also enable ancillary service attachment that carry high incremental margins.
- Our diligence indicates that the response from insurance carriers has been incredibly positive about the merger. RBA's domestic and international footprint, knowledge and relationships in the insurance industry, and leadership expertise will help drive growth.

Source: Luxor Capital Issues Open Letter to Board of Ritchie Bros. on Ill-Advised Proposed Acquisition of IAA (1) CapIQ, (2) Ancora



Luxor Seems to Not Have Performed Effective Diligence

LUXOR'S CLAIM: YARD DIS-SYNERGIES

> LUXOR CAPITAL
>
> 7) **Purported synergies involving RBA's and IAA's yards appear minimal, despite assertions to the contrary.**
>
> To justify the IA… ment has repeatedly touted the benefits of using IAA's yards to
>
> ***"Purported synergies involving RBA's and IAA's yards appear minimal, despite assertions to the contrary."***
>
> **Conclusion**
>
> By pursuing the IAA Merger, we believe RBA's management and Board, who collectively hold less than 0.1% of RBA's outstanding shares, are not acting in the best interest of RBA shareholders. The IAA Merger was announced with a lack of a detailed turnaround plan, and its primary justification centered around "diversification"[13] and adding more "scale" for its own sake.[14] As far as we can tell, the Company's investors are not looking for diversification or "complementary businesses in adjacent verticals," and we reject this as a suitable rationale for merging with IAA.[15] It is liquidity and the network effect of each distinct business that will drive value, not corporate scale.
>
> We understand RBA management is interested in a "testing and learning" approach, which we believe is appropriate in certain contexts, but unacceptable in the context of a merger valued at ~US$7bn that stands to dilute shareholders by ~70%. Operating IAA 'successfully' in the future will realistically require large reinvestment into the business, resulting in the combined Company being more levered than advertised and RBA shareholders footing the bill for a risky endeavor.
>
> [11] Based on public filings and third-party data, we estimate IAA processes over 15% more cars per acre relative to Copart.
>
> [12] Adding 48 new yards fully devoted to RBA (relative to 24 existing yards) would multiply the footprint. With an estimated cost of <US$100K of annual lease expenses per yard, this comes out to US$4.8mm, or comfortably under US$10mm.
>
> [13] Specifically, RBA management's rationale for the IAA Merger on the November 7, 2022 earnings call was encapsulated as follows: "Through this transaction, we will combine complementary businesses operating in adjacent verticals to unlock accelerated growth. IAA will increase our scale, allow us to diversify our business by entering the large vehicle market with a proven leader and allow us to leverage our marketplace investments over

THE FACTS

- The insinuation that IAA's yards are currently over utilized relative to Copart is wildly inaccurate considering the share shift of GEICO over the past several years. If 400-450 thousand vehicles moved off IAA's yards, how could their yards effectively be overstuffed today?
- To the contrary, we estimate IAA has 45% capacity at the yard level. 75% of IAA's properties have 5+ acres of excess capacity currently. Some of the idle capacity is perfect for the acceleration of RBA's satellite yard strategy.
- We believe the combination of IAA and RBA immediately accelerates the RBA satellite yard strategy to more than 100 IAA yards, something that may have taken a decade or longer with RBA as a standalone entity.
- This will be a powerful combination considering IAA's yards are located in close proximity to nearly every major North American MSA, and RBA already has 25% of its GTV in the commercial transportation end market which is the perfect customer profile for these yards.
- IAA combination will drive significant synergies for satellite strategy given limited additional real estate expenses, closer proximity to RBA customers, reduction of transportation barriers, incremental GTV and high ROI.
- Diligence indicates permitting for IAA yards to support the type of equipment RBA uses in its satellite yards is minimal and will not be a meaningful challenge.
- RBA can provide IAA an additional 450+ acres of CAT yard capacity, including 200+ acres in Orlando, FL and 250+ acres in Houston and Dallas, TX.

Source: Luxor Capital Issues Open Letter to Board of Ritchie Bros. on Ill-Advised Proposed Acquisition of IAA

LUXOR'S CLAIM: SIGNIFICANT TRANSFER OF VALUE

Luxor Capital Comments on "Restructured" Ritchie Bros. Proposed Merger with IAA

January 24, 2023 15:51 ET | Source: Luxor Capital Group, LP

Perpetual P

a Non-

NEW YORK

("Luxor"), as

outstanding

(TSX: RBA) (

restructurin

Merger").

Appendix:

Annualized Yield Calculation

Coupon paid quarterly:	1.375%
Participation in common stock dividend (1):	0.370%
Total quarterly coupon + dividend:	1.745%
Annualized yield:	6.979%

(1) Common Stock Dividend Calculation

Par value of Preferred	$1,000
Conversion price	$73
RBA Shares at Conversion	13.70
Quarterly common div/share	$0.27
Quarterly dividends received	$3.70
Additional quarterly yield	0.370%

THE FACTS

- Luxor's calculation of RBA shares at conversion and by extension, its dividend calculation, is materially incorrect and another example of Luxor's fundamental misunderstanding of the deal.
- According to the amended deal terms, Starboard would own a total of 3.7% of the shares outstanding on a fully converted basis. This is based on $485 million of preferred converted at approximately $73.00 per share with an additional $15 million of common shares at $59.72 per share. As a result, **Starboard's shares come to a total of 6.8 million – significantly below Luxor's calculation of 13.7 million.**
- **Luxor's error is further reflected in its quarterly dividend estimation of $3.70 per share – significantly higher than the actual dividend of $1.836 per share.**
- Another error in Luxor's January 24th letter relates to their valuation of the perpetual preferred security. Senior secured debt utilized in this merger is priced at 300-350bps credit spread. Preferred equity securities (especially a perpetual preferred with no maturity date) would be at least 200-300 basis points wider, meaning the valuation should have incorporate a credit spread of 600-700bps.
- Luxor's inaccurate claim of a $145 million wealth transfer ignores the fact the deal consideration was reduced by $0.52 per share resulting in less equity dilution, and a one-time dividend of $1.08 to RBA (only) shareholders.
- Lastly, Luxor's claim of 25% value destruction as a result of the merger would imply a valuation of 19.0x 2023 RBA standalone EBITDA. The S&P 500 currently trades at 12.7x 2023 EBITDA. We believe 19.0x multiple is not only aggressive but also further raises doubts about Luxor's analysis and to their real motive for attempting to block this value enhancing merger.

Source: Luxor Capital Comments on "Restructured" Ritchie Bros. Proposed Merger with IAA

THANK YOU